                                                                    EXHIBIT 99.5

                             [TARRAGON LETTERHEAD]


                              [_____________, 2000]



Dear Tarragon Stockholder:


         Tarragon has announced an offer to exchange one share of 10% Cumulative Preferred Stock for each share of common stock you hold. This Exchange Offer, which is scheduled to expire on May 3, 2000, unless extended, is intended to provide you an opportunity to acquire a security with an anticipated fixed dividend yield and liquidation preference. Over the past several months, we have received inquiries from stockholders seeking this type of security, and we are now able to offer it to you.

         We encourage you to review the Prospectus describing the Exchange Offer. The Exchange Offer is voluntary on your part. There is no requirement that you deliver your shares of common stock for exchange. If you do not tender your common stock in the Exchange Offer, you will continue to hold your shares and your ability to transfer them will not be adversely affected.

         We will accept for exchange any and all shares of Tarragon common stock (up to a maximum of 2,000,000 shares) that are tendered in the Exchange Offer and not withdrawn prior to its expiration. The 10% Cumulative Preferred Stock issued pursuant to the Exchange Offer will be delivered to you promptly following its expiration. Any common stock not accepted for exchange for any reason will be returned to you as soon as practicable. Please carefully review the procedures for tendering your common stock which are set forth in the Prospectus and the Letter of Transmittal included with it.


         The Herman Group is serving as our "Information Agent" in connection with the Exchange Offer. Questions or requests for assistance or additional copies of the Prospectus, the Letter of Transmittal or other material may be directed to our Information Agent at the following address:

                                THE HERMAN GROUP
                           16633 North Dallas Parkway
                                    Suite 600
                               Dallas, Texas 75001
                                 (888) 852-3365

      We appreciate your past support and are pleased to continue to have you as a stockholder regardless of which class of securities you wish to hold. Thank you for your consideration.


                                           Sincerely,



                                           William S. Friedman
                                           President and Chief Executive Officer